November 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-4 (File No. 333-194233)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), BancorpSouth Bank (the “Bank”), on behalf of BancorpSouth, Inc. (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-194233), together with any amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed by the Company with the Commission on February 28, 2014.

The Company entered into an Agreement and Plan of Reorganization, dated as of January 22, 2014 (the “Merger Agreement”), with Central Community Corporation (“Central Community”). In accordance with the Merger Agreement, (i) Central Community was to merge with and into the Company with the Company being the surviving corporation following the merger and (ii) immediately following the merger of Central Community with and into the Company, First State Bank Central Texas was to merge with and into the Bank with the Bank being the surviving bank (collectively, the “Merger”). Under the terms of the Merger Agreement, the Company was to issue approximately 7,250,000 shares of the Company’s common stock, par value $2.50 per share (“Company Common Stock”), plus $28.5 million in cash for all outstanding shares of Central Community’s capital stock, subject to certain conditions and potential adjustments. The Registration Statement registered the shares of Company Common Stock that were to be issued as equity consideration to Central Community stockholders in the Merger.

The Merger was unanimously approved by the respective Boards of Directors of the Company and Central Community and was approved by Central Community shareholders on April 24, 2014. Since January 22, 2014, the Merger Agreement was amended on July 21, 2014, June 30, 2015 and October 13, 2016, in each case to extend the closing deadline for the Merger to allow for additional time to obtain the necessary regulatory approvals and to satisfy all closing conditions. The current deadline for closing the Merger is December 31, 2017 and, as of the date of this application, the Merger has not yet closed.

On July 26, 2017, the Company, as part of a plan to effect a corporate reorganization, entered into an Agreement and Plan of Reorganization with the Bank. On August 15, 2017, the Company entered into an Amended and Restated Agreement and Plan of Reorganization, dated as of August 15, 2017, by and between the Company and the Bank (the “Amended Plan of Reorganization”). The Amended Plan of Reorganization provided that the Company would be merged with and into the Bank with the Bank continuing as the surviving entity (the “Reorganization”). In addition, on August 15, 2017, the Company, Central Community and the Bank entered into a fourth amendment to the Merger Agreement (“Amendment No. 4”) to, among other things, provide that, effective as of the completion of the Reorganization, the Bank would be substituted for the Company as a party to the Merger Agreement with the same effect as if the Bank had originally been named as a party thereto.

In accordance with the Amended Plan of Reorganization, on October 31, 2017, the Reorganization was completed. As a result, the separate existence of the Company ceased to exist, and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of the Company were vested in and assumed by the Bank.

As contemplated by Amendment No. 4, the Bank is now obligated to issue shares of its common stock, par value $2.50 per share, to Central Community’s shareholders in satisfaction of the equity-based component of the Merger consideration described above. Pursuant to Section 3(a)(2) of the Securities Act, shares of Bank Common Stock issued by the Bank are exempt from registration under the Securities Act. Therefore, the Bank desires to withdraw the Registration Statement.

The Bank, on behalf of the Company, hereby (i) confirms that no securities have been sold pursuant to the Registration Statement, (ii) acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement and (iii) requests an order granting the withdrawal of the Registration Statement to be issued by the Commission effective as of the date hereof or as soon as possible hereafter.

Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at BancorpSouth Bank, Attention: James D. Rollins III, One Mississippi Plaza, 201 South Spring Street, Tupelo, Mississippi 38804, email: dan.rollins@bxs.com, with a copy to the Company’s legal counsel, Waller Lansden Dortch & Davis, LLP, Attention: E. Marlee Mitchell., 511 Union Street, Suite 2700, Nashville, Tennessee 37219, email: marlee.mitchell@wallerlaw.com.

If you have any questions or require further information regarding this application, please call or email Marlee Mitchell of Waller Lansden Dortch & Davis, LLP at (615) 850-8943 or marlee.mitchell@wallerlaw.com.

Signature Page Follows

Sincerely,

BANCORPSOUTH BANK (as successor to BancorpSouth, Inc.)

/s/ James D. Rollins III
James D. Rollins III Chairman and Chief Executive Officer

Signature Page to Application for Withdrawal of Registration Statement